UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88033G407		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.77% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 47,310 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 100,984,179 Shares outstanding, which is the sum of (i) the 100,936,869 Shares reported as outstanding as of October 31, 2017 in the Company’s Form 10-Q, filed November 7, 2017, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

CUSIP No: 88033G407		Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.77% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Includes 47,310 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 100,984,179 Shares outstanding, which is the sum of (i) the 100,936,869 Shares reported as outstanding as of October 31, 2017 in the Company’s Form 10-Q, filed November 7, 2017, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, Amendment No. 2 filed on August 18, 2017, Amendment No. 3 filed on September 13, 2017, and Amendment No. 4 filed on January 22, 2018 (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 2, 2018, the Reporting Persons sent a notice to the Issuer (the “Notice”) of their intent to propose an amendment (the “Proposal”) to the Issuer’s Bylaws at the 2018 Annual Stockholders’ Meeting. The Proposal would (1) amend the Bylaws to eliminate the need for the unanimous consent of all the stockholders of the Issuer (the “Stockholders”) to take action by written consent without a meeting, (2) permit the election and/or removal of directors by the Stockholders by written consent without a meeting, (3) provide for the setting of a record date for such consents and certain other procedures and (4) prohibit any future amendment, modification or removal of that provision of the Bylaws by the Board without Stockholder approval. The Reporting Persons believe the Proposal will enhance the Issuer’s governance oversight by the Stockholders, strengthen the Issuer and enhance Stockholder value. A copy of the Notice, which includes the text of the Proposal, is attached hereto as Exhibit G and is incorporated herein by reference.

Also on February 2, 2018, the Reporting Persons issued a press release to announce the Proposal, a copy of which is attached hereto as Exhibit H and is incorporated herein by reference.

Additionally, the Reporting Persons may take other action, either alone or in coordination with other shareholders of the Company or other parties. The Reporting Persons may acquire additional shares of the Company or may sell some or all of the shares of the Company currently beneficially owned by the Reporting Persons. Except as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 17,942,624 Shares, which equates to approximately 17.77% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 100,984,179 Shares outstanding, which is the sum of (i) the 100,936,869 Shares reported as outstanding as of October 31, 2017 in the Company’s Form 10-Q, filed November 7, 2017, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Of the 17,942,624 Shares reported herein: (A) 508,241 Shares are held for the account of Glenview Capital Partners; (B) 6,221,972 Shares are held for the account of Glenview Capital Master Fund; (C) 3,256,510 Shares are held for the account of Glenview Institutional Partners; (D) 4,617,416 Shares are held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,286,091 Shares are held for the account of Glenview Capital Opportunity Fund.  In addition, Glenview Capital Management is deemed to beneficially own 5,084 Shares and 47,310 Shares issuable upon settlement of Restricted Stock Units.

(c)  As of the date hereof, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

 Exhibit G:                    Notice from the Reporting Persons to the Issuer dated February 2, 2018, including the Proposal as Exhibit A therein.

 Exhibit H:                    Press Release, dated February 2, 2018, issued by the Reporting Persons.

SCHEDULE 13D

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

February 2, 2018